SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934


For the month of   January 31,         2000

Titan Trading Analytics Inc.
___________________________________________
(Translation of registrant's name into English)

201 Selby Street, Nanaimo, British Columbia, V9R 2R2
________________________________________
(Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    X       Form 40-F______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____     No    X


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Trading Analytics Inc.
(Registrant)

Date   March 31, 2000	By   "Michael B. Paauwe"
Michael B. Paauwe, President








________________________________________________________

March 31, 2000

To:	Alberta Securities Commission
British Columbia Securities Commission
Canadian Venture Exchange

Dear Sirs:
Re:	Titan Trading Analytics Inc. (the "Company")

We confirm that the attached revised Form 61, together with Schedules A, B and C thereto, was mailed by pre-paid mail on March 31, 2000 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.
We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
	"JENNIFER GEE"
PER:
	Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-1138
Fax:  (250) 758-1189





British Columbia
Securities Commission
QUARTERLY REPORT
FORM 61


ISSUER DETAILS
NAME OF ISSUER
Titan Trading Analytics Inc.
FOR QUARTER ENDED
January 31, 2000
DATE OF
REPORT
(Y/M/D)
00/03/31
ISSUER'S ADDRESS
3473 Ellis Place
CITY	PROVINCE
Nanaimo	BC
POSTAL
CODE
V9T 4Y6
ISSUER FAX NO.
250-758-8322
ISSUER TELEPHONE NO.
250-758-8262
CONTACT PERSON
Jennifer Gee
CONTACT'S POSITION
Chief Financial Officer
CONTACT TELEPHONE
NO.
250-758-1138
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.
A copy of this Quarterly Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE
"MICHAEL B. PAAUWE"
PRINT FULL NAME
Michael B. Paauwe

DATE SIGNED
(Y/M/D)
00/03/31
DIRECTOR'S SIGNATURE
"MICHAEL GOSSLAND"
PRINT FULL NAME
Michael Gossland

DATE SIGNED
(Y/M/D)
00/03/31




TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)

CONSOLIDATED INTERIM BALANCE SHEET
JANUARY 31, 2000 WITH COMPARATIVE FIGURES AT JANUARY 31,
1999


ASSETS

Current Assets
2000

1999




Cash and short-term investments
 $  614,138

 $  1,276,379
Accounts receivable
4,969

5,663
Prepaid expenses
746

788





619,853

1,282,830




Software and systems development (net)
261,734

281,954




Capital assets (net)
44,052

55,801





  $  925,639

 $   1,620,585
LIABILITIES

Current Liabilities



Accounts payable and accrued liabilities
  $       18,543

$        26,105


SHAREHOLDERS' EQUITY

Share capital
  $  2,802,962

 $  2,802,962




Deficit
(1,895,866)

(1,208,482)





  $  925,639

 $  1,620,585


Approved by the Directors


"MICHAEL PAAUWE"	Director


"MICHAEL GOSSLAND"	Director


See accompanying notes to the consolidated financial statements

PREPARED BY MANAGEMENT WITHOUT AUDIT


TITAN TRADING ANALYTICS INC.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND
DEFICIT

FOR THE PERIOD FROM NOVEMBER 1, 1999 TO JANUARY 31, 2000
WITH COMPARATIVE FIGURES FOR THE PERIOD FROM NOVEMBER
1, 1998 TO JANUARY 31,1999



Revenue

2000

1999




Software Sales
  $                 0

$          7,899
Trading Income
124

78,386





  $             124

  $     86,285


Expenses

Advertising, marketing and promotion
4,373

19,920
Amortization
21,047

22,425
Bank charges
252

569
System testing
0

10,940
Directors fees
5,000

5,000
Foreign Exchange loss
7,147

0
Investor relations
3,844

13,218
Management fees
17,046

16,951
Office
2,343

3,453
Professional fees
9,895

12,786
Rent
1,325

1,125
Salaries and benefits
41,951

34,487
Telephone
1,884

830
Travel
6,468

791





122,575

142,495




Interest and Other Income
1,966

8,126




Net loss for the period
$     (102,485)

$      (48,084)




Deficit beginning of period
    (1,775,381)

(1,160,398)




Deficit end of period
  $  (1,895,866)

$ (1,208,482)


See accompanying notes to the consolidated financial statements

PREPARED BY MANAGEMENT WITHOUT AUDIT


TITAN TRADING ANALYTICS INC.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

FOR THE PERIOD FROM NOVEMBER 1, 1999 TO JANUARY 31, 2000
WITH COMPARATIVE FIGURES FOR THE PERIOD FROM NOVEMBER
1, 1998 TO JANUARY 31,1999






2000

1999
Cash from operating activities




Net loss for the period
 $  (120,485)

 $  (48,084)

Item not involving cash




            Amortization
21,047

22,425







(99,438)

(25,659)





Net change in non-cash working capital balances
(5,190)

(4,145)







(104,628)

(29,804)










Cash used in investing activities




Acquisition of capital assets
(3,144)

(15,389)

Software & Systems development
(39,097)

(42,244)







(42,241)

(57,633)





Cash from financing activities




Share subscriptions received and




   issuance of Common Shares
0

0





Increase in cash during the period
(146,869)

(87,437)





Cash and short-term investments, beginning of the period
761,007

1,363,816





Cash and short-term investments, end of period
 $     614,138

 $  1276,379




See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT



Note to the Interim financial statements dated January 31, 2000:

Note 1.	Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the three month period ended January 31, 2000 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2.	United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

	a)	Balance sheet

		There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

	b)	Short-term investments

		Under United States generally accepted accounting principles, short-
term investments are recorded at market value.  At January 31, 2000 there were no differences between the cost and the market value of the short-term investments.

	c)	Escrow shares

		Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

	d)	Cost of sales

		Under United States generally accepted accounting principles costs of sales are required to be separately disclosed.  The cost of sales for software sales and trading income in the current and comparable prior interim three month period is comprised of:


Jan 2000

Jan 1999
Amortization of software and systems development
$  21,047

 $ 22,425
Delivery
421

449
Cost of sales
$  68,690

$ 58,002

e)	Foreign currency translation

		The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

	f)	Loss per share

		Under United States generally accepted accounting principles (US
GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the nine month period ended January 31, 2000 the weighted average number of shares outstanding was 8,857,001 (JANUARY 31,1999 - 8,857,001). 3,000,000 of that total are escrow shares.
Therefore, under US GAAP, the loss per share for the three month period ended January 31, 2000 is 2.1 cents per share ( for the comparative three months ended JANUARY 31,1999 the loss was 0.8 cents per share).

g)	Development stage enterprise

		Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

		The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to January 31, 2000 are:
 PRIVATE


Revenue


	Software sales

$	160,390
	Trading income

	41,044





	201,434



Expenses


	Advertising, marketing and promotion

	368,087

	Amortization

	478,531
	Bank charges

	8,509
	Capital taxes

	11,507
	Consulting

	30,000
	Directors' fees

	15,000
	Investor relations

	54,965
	Management fees

	268,598
	Office

	74,128
	Professional fees

	147,843
	Rent

	34,421
	Research and development

	266,020
	Salaries and benefits

	328,283
	System testing

	68,201
	Telephone

	27,057
	Travel

	91,755





	2,272,905





	(2,071,471)



Interest and other income

	175,605



Net loss for the period and deficit accumulated


	during the development stage

$	(1,895,866)



	h)	Development stage enterprise - continued

		The Company's cash flows from incorporation on November 30, 1993 to January 31, 2000 are:
 PRIVATE


Cash flows from (used in) operating activities


	Net loss for the period

$	(1,895,866)
	Adjustments for:


		Amortization

	478,531
		Foreign exchange gain

	(8,957)





	(1,426,292)
	Net change in non-cash working capital balances


		Increase in accounts receivable

	(4,969)
		Increase in prepaid expenses

	(747)
		Increase in accounts payable and accrued liabilities

	 18,543



Cash used in operating activities

	(1,413,464)



Cash flows used in investing activities


	Software and system development

	(655,662)
	Acquisitions of capital assets

	(128,655)



Cash used in investing activities

	(784,317)



Cash flows from (used in) financing activities


	Share subscriptions received and issuance of


		common shares

	2,944,051
	Share issue costs

	(141,089)



Cash from financing activities

	2,802,962



Foreign exchange gain on cash held in foreign currency

	8,957



Net increase in cash during the period

$	614,138




British Columbia
Securities Commission
QUARTERLY REPORT
FORM 61


ISSUER DETAILS
NAME OF ISSUER
Titan Trading Analytics Inc.
FOR QUARTER ENDED
JANUARY 31, 2000

DATE OF REPORT
(Y/M/D)
00/03/31
ISSUER'S ADDRESS
3473 Ellis Place
CITY	PROVINCE
Nanaimo	BC
POSTAL
CODE
V9T 4Y6
ISSUER FAX NO.
250-758-8322
ISSUER TELEPHONE NO.
250-758-8262
CONTACT PERSON
Jennifer Gee
CONTACT'S POSITION
Chief Financial Officer
CONTACT TELEPHONE NO.
250-758-1138
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE
?  "MICHAEL PAAUWE"
PRINT FULL NAME
Michael B. Paauwe

DATE SIGNED
(Y/M/D)
00/03/31
DIRECTOR'S SIGNATURE
?  "MICHAEL GOSSLAND"
PRINT FULL NAME
Michael Gossland

DATE SIGNED
(Y/M/D)
00/03/31







TITAN TRADING ANALYTICS INC.
SCHEDULE B
SUPPLEMENTARY INFORMATION
PERIOD ENDED JANUARY 31, 2000



TITAN TRADING ANALYTICS INC.
Form 61 - Schedule B - Supplementary Information
For the Third Quarter ended JANUARY 31, 2000


1.  For the current year to date:

Expenditures to parties not dealing at arm's length:

Management Fees of $35,123 as follows:

Management contracts:	1.  Michael B. Paauwe & Associates -
$10,623
			2.  Michael Gossland & Associates   -
$24,500

These amounts, which include management bonuses, are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected under capital expenditures and subject to amortization.

Outside Directors' Fees:	1.  Paul Shatzko
$2,500
			2.  Robert Shatzko
$2,500

2.  Securities issued for the quarter under review: 	NONE

3.  As at end of quarter:

a)	Authorized share capital	100,000,000 common shares
	Issued share capital	8,857,001 common shares

	Reserved for future issuance	1,355,000 common shares
	Fully diluted	10,212,001 common shares

b)	Summary of options and warrants

	1)  Options granted February 1, 1997

Name
No of Shares
Per Shares
Expiry Date




Michael B. Paauwe
195,000
$.90
July 2001
Michael Gossland
195,000
$.90
July 2001
Paul Shatzko
240,000
$.90
July 2001
Robert Shatzko
100,000
$.90
July 2001
John Austin
  75,000
$.90
July 2001
Jennifer Gee
  25,000
$.90
July 2001

830,000







Options Granted January 29, 1999
Greg Kennedy
  90,000
$.85
January 2004




Options Granted January 31, 2000:

Michael B. Paauwe
150,000
$1.00
April 30, 2004
Michael Gossland
150,000
$1.00
April 30, 2004
Paul Shatzko
  50,000
$1.00
April 30, 2004
Robert Shatzko
  30,000
$1.00
April 30, 2004
John Austin
  35,000
$1.00
April 30, 2004
Greg Kennedy
  10,000
$1.00
April 30,2004
Jennifer Gee
  10,000
$1.00
April 30, 2004

435,000




c)  Escrow shares - TTN Escrow Capital Corp.
3,000,000 common shares


d)  Directors:
Michael Paauwe


Michael Gossland


Paul Shatzko


Robert Shatzko







TITAN TRADING ANALYTICS INC.
SCHEDULE C
MANAGEMENT DISCUSSION
PERIOD ENDED JANUARY 31, 2000




TITAN TRADING ANALYTICS INC.
MANAGEMENT DISCUSSION - QUARTER ENDED
JANUARY 31, 2000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING
STATEMENTS

This Form 10-KSB contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The information set forth under the headings "Description of Business" and "Management's Discussion and
Analysis of Financial Condition and Results of Operations", identify important additional factors that could materially adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
______________________________________________________
________________________

One of the highlights of our 1999 Annual Report was the announced completion of the beta test version of our new Internet based financial services business. The new site features our new online stock trading solution, with full e-commerce capability for online transaction processing on secure servers. This development proved much more difficult to complete than first expected and took many months longer than we first expected. The site finally went online in late February 2000. The new web site at www.titantrading.com contains our new Platinum Alert stock screening and stock market timing solution for brokers, clients and private e-traders.

The new site will soon also feature a new, lower cost TitanGold stock screening service on mid cap and small cap stocks, expected to provide a much wider scope trading solution intended to meet a much wider range of Internet based stock trader needs.

A significant feature of the new site is the section providing written testimonials from long time users of the previous Titan site. The receipt of these high quality testimonials proves the value of what we have created and points to the long term potential to the Company. The ability to now publish these testimonials on the Titan site provides an important and valuable resource in our planned marketing, sales and promotion plans.

Our new Internet marketing and product strategy was implemented in response to existing customer feedback received during 1999 to the existing stock market timing service that we provided for the past three years. Under our new strategy, we are making a transition to a paid subscriber based online financial services company, servicing the needs of the US full service stock brokerage community, as well as the private online stock trading community. The private trader market is now estimated to have grown to 10,000,000 potential traders worldwide.

The focus of the present business plan is to publish and market our online paid monthly subscription services as noted below.
Following the marketing launch, certain high traffic sections of the Titan web site are expected to be supported by sponsor's advertising revenues. There are several components of our planned subscription services, as follows:

1. the stock market timing indicator service, by email, wireless and website.
2. the Platinum Alert stock screening of big caps Nasdaq and NYSE stocks.
3.  the TitanGold stock screening of mid cap and small cap
US stocks.
4.  special situation trading alerts by email.
5. core stock portfolio analysis for long term buy and hold investing.
6. the market timing service for investor covered call writing strategies.

Each of these planned separate services will target specific segments of the marketplace and exploit different aspects of Titan's unique trading technology, offering subscriber's better choices, greater value, and more cost effective trading solutions to exploit.
The timing of our planned business expenditures during the next few quarters is conditional upon additional equity placements of our securities being made during the next 12 months. We are presently in negotiations to secure additional sources of equity capital to fully fund our marketing plans and expect to announce progress in that area very soon.

We expect to make the following planned expenditures in our
business over the next 12 to 18 months:
1.	$500,000 on television, radio and Internet advertising.
2.	$100,000 on Internet servers & communications
equipment.
3.	$750,000 for additional staffing of the marketing
launch of the subscription service.
4.	$145,000 in software and systems research and
development for 12 months.


The net loss for the current quarter was $102,485, compared to a loss of $48,084 in the same period last year. The increased loss is the result of the significant change in our business plans, new product offerings and marketing and distribution strategy. There was a sharp drop in software sales and trading revenues compared to the same period last year, as both of these aspects of our business have now been discontinued, to accommodate the new subscription service and our new Internet marketing strategy. This resulted from the shift in the focus of all our developmental efforts during the past several months toward preparation for the service providing high quality online stock trading solutions. Active selling efforts on VirtualTrader software ended as we cancelled marketing and sales efforts on that product, which is no longer compatible with the new version of TradeStation.

Expenses during this quarter dropped to $122,575 compared to $142,495 in the same peiod last year, resulting mainly from the drop in marketing and promotion expenses. A foreign exchange loss was incurred in the amount of $7,147 on closing out and converting US dollar denominated inactive trading account balances. System testing expenses for this period were $NIL, compared to $10,940 in the same period last year. Other than those two items, all other expenses were at similar levels to the same period last year.

During the quarter we invested $39,097 in software and systems development, compared to $42,244 in the same period last year and invested $3,144 in new computer equipment, compared to $15,389 in the same quarter last year.

During the next quarter we expect to have all aspects of our new online financial services business fully operational and ready to handle the increases in volume we expect to result from a much more active and aggressive marketing and sales program for the new service.

Titan now expects to file the application for NASD OTC bulletin board listing in April 2000.

On behalf of  the Board,

Michael Paauwe, president

March 31, 2000